FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of March 2010.

SOMPO JAPAN INSURANCE INC.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Acquisition of Tenet Insurance Company Ltd., a Singapore Non-life insurance company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOMPO JAPAN INSURANCE INC.
Date: March 8, 2010
	By:	/S/ SHIMPEI AIDA
Shimpei Aida
Manager of Corporate Planning Department

[English Translation]

March 8, 2010

Corporate Name:	SOMPO JAPAN INSURANCE INC.
Name of the Representative:	Masatoshi Sato President and CEO
(Securities Code: 8755	TSE, OSE, NSE, SSE and FSE)

Acquisition of Tenet Insurance Company Ltd., a Singapore Non-life insurance company

SOMPO JAPAN INSURANCE INC. (President and CEO: Masatoshi Sato) (“Sompo Japan”) has entered into an agreement with Hwa Hong Corporation Limited, a parent company of Tenet Insurance Company Ltd (“Tenet”) and Hwa Hong Capital (Pte) Ltd, for Sompo Japan to acquire 100% of the issued ordinary and preferred shares of Tenet, a non-life insurance company incorporated in Singapore (hereinafter “the Acquisition”). Tenet is ranked 26th amongst the non-life insurance companies in Singapore in terms of written premium. The price of the Acquisition is expected to be approximately S$95 million (approximately JPY6.2 billion*).

Tenet has achieved steady growth in mid-size commercial and retail markets through innovative marketing expertise. Through the acquisition of Tenet, Sompo Japan Group plans to further strengthen its solid platform and expand its operations in Singapore and Southeast Asia.

1.	Insurance Market in Singapore

Singapore boasts a completely open insurance market under which many domestic and foreign insurance/reinsurance companies engage in stiff competition. It also attracts a variety of information channels and qualified and competent professionals, operating as the “hub” of Southeast Asia.

The Singapore insurance market has been expanding steadily owing to the phenomenal economic growth of China and Southeast Asia and population growth in the medium to long term as a result of Singapore’s aggressive immigration policy.

The annual average growth1 in the Singapore non-life insurance market from FY 2000 to 2008 was 9.1%, which is comparable with that of the other countries in the region (e.g., Thailand: 14.0%, Malaysia: 7.7% and Indonesia: 10.5%). Further stable market expansion should continue as Singapore is expected to maintain 5% of GDP growth per annum in the foreseeable future.

2.	Expansion of Sompo Japan Group to Singapore

Sompo Japan Group established Sompo Japan Insurance (Singapore) Pte Ltd (“Sompo Japan Singapore”) in 1989. Since then, Sompo Japan Singapore has been providing insurance service to customers in Singapore and reinsurance support for the Sompo Japan Group’s affiliated companies in the region. Furthermore, Sompo Japan Asia Holdings Pte Ltd was founded in 2008 in Singapore as the Southeast Asian regional headquarters of the Sompo Japan Group to further enhance its internal management and governance systems, as well as to support regional offices in Southeast Asia.

Accordingly, for Sompo Japan Group, business platform in Singapore functions as an indispensable point for further development in Southeast Asia.

The acquisition of Tenet will strengthen the Sompo Japan Group’s insurance business in Singapore as well as its solid infrastructure platform in Southeast Asia.

[1]	Source: Swiss Re Sigma

3.	Rationale for Tenet Acquisition

Tenet has more than 50 years of corporate history, making it one of the few independent insurance companies in Singapore. Tenet, utilizing its flexibility as a local insurance company, has achieved growth in Singapore mainly specializing in certain product distribution channels and markets such as those in respect of personal accident and fire insurance. Sompo Japan Group believes the Group’s insurance techniques, know-how and insurance underwriting capabilities will enable Tenet to further increase its corporate value.

As Sompo Japan Singapore has been operating in the Singapore insurance market with a primary focus on Japanese-related large commercial businesses, while Tenet focuses on local medium and small commercial and retail markets, a complimentary relationship will be achieved between the two businesses with virtually no business duplications. Accordingly, Sompo Japan Group, fully utilizing both companies’ strengths, will be able to leverage on the benefits of “economies of scale” to further enhance its competitiveness mainly in pricing and reinsurance negotiation capabilities through a combined infrastructure system and increased investment in information technology.

4.	General Information of Tenet Insurance Company Limited and Hwa Hong Corporation

General Information on Tenet

(1) Corporate Name	Tenet Insurance Company Limited

(2) Location of Head Office	38 South Bridge Road, Singapore 058672

(3) Title and Name of Representative	Principal Officer: Ms. Tan Yian Hua (Stella)

(4) Life of Business	Non-life Insurance

(5) Capital	S$44,660,000

(6) Date of Incorporation	May 8, 1957

(7) Major Shareholders and Shareholding Ratios	Hwa Hong Corporation Ltd Hwa Hong Capital (Pte) Ltd	15.68% 84.32%
(a wholly-owned subsidiary of Hwa Hong Corporation)

(8) Relationship between Sompo Japan and Tenet	No particular capital, personnel and transactional relationship between Sompo Japan and its affiliated companies and Tenet and its affiliated companies.

(9) Financial Conditions and Operating Results for the past three years (non-consolidated, S$1,000)

Fiscal Year	December 2007	December 2008	December 2009
Net assets	72,301	52,284	59,358
Total assets	117,667	105,171	121,526
Gross premium written	30,859	41,170	45,698
Profit before taxation	7,921	-5,983	10,736
Net income	6,694	-4,344	9,474

General Information on Hwa Hong

(1) Corporate Name	Hwa Hong Corporation Limited

(2) Location of Head Office	38 South Bridge Road, Singapore 058672

(3) Title and Name of Representative	Group Managing Director: Mr. Ong Choo Eng

(4) Life of Business	Investment Holding Company

(5) Capital (S$1,000)	S$172,154

(6) Date of Incorporation	December 29, 1952

(7) Consolidated Equity (S$1,000)	S$280,715

(8) Consolidated Total Assets (S$1,000)	S$411,065

(9) Major Shareholders and Shareholding Ratios (as of December, 2008)	HSBC (Singapore) Nominees Pte Ltd Oversea-Chinese Bank Nominees Private Limited Hong Leong Enterprises Pte. Ltd. City Developments Realty Limited United Overseas Bank Nominees (Private) Limited	13.37% 11.14% 6.99% 5.10% 5.01%

(10) Relationship between Sompo Japan and Hwa Hong	No particular capital, personnel and transactional relationship between Sompo Japan and its affiliated companies and Tenet and its affiliated companies.

Note: above financial figures are as of December, 2009

5.	Outlook

This transaction will not materially affect the financial results of Sompo Japan for the fiscal year ended March 31, 2010.

6.	Acquisition Process

Sompo Japan will acquire 100% of the issued ordinary preferred shares of Tenet. The purchase price is expected to be approximately S$95 million (approximately, JPY 6.2 billion*). It is anticipated that the acquisition will be completed by the end of June 2010. 2

*	Based on the foreign exchange rate of JPY 65.52 to the Singapore dollar.

- End -

[2]	Subject to regulatory approvals by relevant authorities in Japan and Singapore

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the SOMPO JAPAN INSURANCE INC. (“Sompo Japan”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Sompo Japan in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Sompo Japan to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Sompo Japan in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Annual Securities Reports and Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Effects of intensified competition in the non-life insurance business

(3)	Changes to laws and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Life insurance business risk

(9)	Effects of declining stock price

(10)	Effects of fluctuation in exchange rate

(11)	Effects of fluctuation in interest rate

(12)	Liquidity risk

(13)	Effects of decline in creditworthiness of investment and/or loan counterparties

(14)	Credit rating downgrade

(15)	Litigation risk

(16)	Occurrence of personal information leak

(17)	Risk concerning business integration

(18)	Other risks